Acquire Skills and Knowledge Education Inc.
Statements of Changes in Shareholders' Deficit
From June 11, 2019 (Inception) to Decmber 31, 2019
(Unaudited)

	Common Stock		Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, June 11, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	690,000	6,900			6,900
Net loss				(10,051)	(10,051)
Balance, December 31, 2019	690,000	$ 6,900	$ -	$ (10,051)	$ (3,151)